July 22, 2010

Mr. Mark J. Parrell
Chief Financial Officer
Equity Residential
Two North Riverside Plaza
Chicago, Illinois 60606

       Re: **Equity Residential**
               Form 10-K for the year ended 12/31/2009
               Filed 2/25/2010
               Proxy Statement on Schedule 14A
               Filed 4/15/2010
               File Nos. 001-12252

Dear Mr. Mark J. Parrell:

We have reviewed your response letter dated May 27, 2010 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

1.	We have considered your response to comment two and note that your secured mortgage financing in 2008 and 2009 with Fannie Mae and Freddie Mac related to your proactive approach to debt refinancing in light of the issues in the credit markets at that time. To the extent material, please confirm that in future filings, you will quantify the positive effect on your recorded interest expense for 2008 and 2009 and subsequent periods related to your debt refinancing.

Note 2 – Summary of Significant Accounting Policies

Impairment of Long-Lived Assets, page F-13

2.	We have considered your response to comment four and note your proposed revisions. Please clarify whether your revised impairment policy would have resulted in material differences to your financial statements compared to your previous impairment policy. Your response should quantify any differences.

Exhibit Index

3.	We have reviewed your response to comment seven in our letter dated May 19, 2010. Please note that material contracts filed pursuant to Item 601(b)(10) of Regulation S-K must be filed in their entirety. Please file complete copies of Exhibits 10.7 and 10.10 if such contracts are required to be filed pursuant to Item 601(b)(10).

Proxy Statement on Schedule 14A, filed April 15, 2010

General

4.	Please include the disclosure called for by Item 407(e)(4) of Regulation S-K. Please include this disclosure in future filings and tell us how you plan to comply.

Biographical Information and Qualifications of Incumbent Trustees, page 11

5.   We note your disclosure on the bottom of page 11 regarding your Board's considerations in determining to nominate trustees. For each trustee, on a trustee-by-trustee basis, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a trustee. Please see Item 401(e)(1) of Regulation S-K. Please include this disclosure in future filings and show us your proposed disclosure.

Compensation Discussion and Analysis, page 23

Cash Bonus, page 23

Long-Term Incentive Compensation, page 23

6.   Please explain how the target cash bonus as a percentage of salary and the target long-term compensation award as a percentage of target cash compensation (annual salary plus target cash bonus) of 150% for Mr. Neithercut and 100% for the other named executives was determined. Please also explain why the cash bonuses and long-term incentive awards that an executive officer actually receives may be greater or less than target. Please include this disclosure in future filings and show us your proposed disclosure.

Assessment of Company and Individual Performance, page 24

7.   We note the performance goals and relative weightings for each of your named executive officers. Please explain how the weighting of the three components, corporate, business unit and individual performance, is used to determine cash bonuses and long-term incentive compensation. Please include this disclosure in future filings and show us your proposed disclosure.

Evaluation of Company Performance in 2009, page 24

8.   We note your disclosure under this heading. Please revise your disclosure to clearly state which goals relate to corporate performance goals and which goals relate to business unit performance goals. Additionally, please clearly state the target and actual results for each of these factors or advise us why such disclosure is not necessary. Please include this disclosure in future filings and show us your proposed disclosure.

Compensation for the Chief Executive Officer in 2009, page 26

Compensation for the Other Named Executives in 2009, page 26

9.   For each of your named executive officers, please describe their individual goals, whether such goals were achieved, and the effect of this on their 2009 compensation. Please also explain why each of your named executive officers received the amount of cash bonus and long-term compensation award that they did in 2009 and the relationship of such amounts to the performance goals as well as the relative weightings shown in the table on page 24. For example, please explain why Mr. Neithercut received a cash bonus of $719,063 (76.7% of target) and a long-term compensation award of $2,489,060 (106.2% of target). Please include this disclosure in future filings and show us your proposed disclosure.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551 - 3466 or Tom Kluck at (202) 551 – 3233 with any other questions.

                                Sincerely,

                                Linda Van Doorn
                                Senior Assistant Chief Accountant